SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

 Open Company of Authorized Capital -  CVM no. 016390

CNPJ [Corporate Taxpayer’s Roll] no. 01.832.635/0001-18 - NIRE [Company Roll Registration Number] no. 35.300.150.007

Av. Jurandir, 856, Lote 4, 1° andar [1st floor]

 CEP [ZIP CODE] 04072-000, São Paulo / SP

ANNOUNCEMENT TO MARKET

TAM S.A. (Bovespa: TAMM4 and NYSE: TAM) ("Company"), in compliance to what contains Law no. 6,404/76 and in the Instruction of the Securities and Exchange Commission ("CVM") no. 358/02, as altered,  informs its shareholders and the market in general that on September 14, 2010, the time limit to exercise the  preference right in the subscription of the Company's capital increase closed, being the final time limit for the exercise of remaining of  shares arisen from the grouping of fractions of shares on September 28, 2010, according to communication made on September 21, 2010, whose issuance was approved within the limits of the authorized capital in deliberation taken at the Meeting of the Company’s  Administrative  Counsel divulged to the market through the Shareholders Notification, both on July 30, 2010.

Pursuant to the terms of  the Shareholders Notification, the Company informs that the Company’s Administrative Council  met on November 05, 2010 and ratified the increase of the Company’s capital in the amount of R$ 144,395,450.00 [T.N.:Brazilian currency Real, pl. Reais](a hundred and forty-four million, three hundred and ninety-five thousand, four hundred and fifty reais), by the issuance of 5,621,634 (five million, six hundred and twenty-one thousand, six hundred and thirty four) new common shares, at the issuance  price of  R$ 25,69 (twenty-five reais and sixty-nine cents)  each  common share.

Below, are the final values subscribed by Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro, all shareholders of TAM – Empreendimentos e Participações S.A. controlling shareholder of the Company, as well as Marcos Adolfo Tadeu Senamo Amaro, partner of Amaro Aviation Participações S.A., as well as the subscribed values by minority shareholders exercising his/her preference right:

Shareholders	Subscribed shares
Maria Cláudia Oliveira Amaro	496.398
Maurício Rolim Amaro	496.398
Noemy Almeida Oliveira Amaro	1.489.220
João Francisco Amaro	271.390
Marcos Adolfo Tadeu Senamo Amaro	27.585
Others	2.840.643
TOTAL OF SUBSCRIBED SHARES	5.621.634

The Company’s capital stock, considering the referred increase, starts being  R$819,892,396.48 (eight hundred and nineteen million, eight hundred and ninety-two thousand, three hundred and ninety-six reais and forty-eight cents) divided into 55,816,683 (fifty-five million, eight hundred and sixteen thousand,  six hundred and eighty-three) common shares and 100,390.098 (a hundred million, three hundred and ninety thousand and ninety eight) preference shares, all nominative, without face value.

The issued shares will be negotiated at BM&FBOVESPA from November 8, 2010.

More detailed information can be obtained in the section Relationships with the Company Investors.

São Paulo, November 05, 2010.

Líbano Miranda Barroso

Director of Relationship with Investors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.